 As filed with the Securities and Exchange Commission on May 12, 2026
Securities Act File No. 333-286709
File No. 814-01512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 13	☒

Ares Strategic Income Fund
(Exact name of registrant as specified in charter)

245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Address and telephone number, including area code, of principal executive offices)

Ian Fitzgerald
General Counsel
Ares Strategic Income Fund
245 Park Avenue, 44th Floor
New York, NY 10167
(Name and address of agent for service)

COPIES TO:

Monica J. Shilling	Nicole M. Runyan
Van Whiting	Kirkland & Ellis LLP
Kirkland & Ellis LLP	601 Lexington Avenue
2049 Century Park East, 37th Floor	New York, New York 10022
Los Angeles, California 90067	(212) 446-4800
(310) 552-4200

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒ Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐ Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐ Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐ Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐ This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐ This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☒ This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-286709.

Check each box that appropriately characterizes the Registrant:

☐ Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☒ Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐ Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐ A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐ Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐ Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐ If an Emerging Growth Company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐ New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 13 to the Registration Statement on Form N-2 (File No. 333-286709), dated April 23, 2025, of Ares Strategic Income Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 13 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 13 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 13 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25.     Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Ares Strategic Income Fund are included in Part A of this Registration Statement.

(2) Exhibits

(a)	Fourth Amended and Restated Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Fund’s Current Report on Form 8-K, filed on May 25, 2023).
(b)	Second Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Fund’s Current Report on Form 8-K, filed on May 25, 2023).
(d)(1)	Third Amended and Restated Multiple Class Plan (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 10-Q, filed on August 13, 2024).
(d)(2)
Indenture, dated as of June 5, 2024, by and between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).

(d)(3)
First Supplemental Indenture, dated as of June 5, 2024, relating to the 6.350% Notes due 2029, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).

(d)(4)	Form of 6.350% Notes due 2029 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).
(d)(5)
Second Supplemental Indenture, dated as of October 2, 2024, relating to the 5.600% Notes due 2030, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on October 2, 2024).

(d)(6)	Form of 5.600% Notes due 2030 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on October 2, 2024).
(d)(7)
Third Supplemental Indenture, dated as of November 21, 2024, relating to the 5.700% Notes due 2028, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on November 21, 2024).

(d)(8)	Form of 5.700% Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 21, 2024).
(d)(9)
Fourth Supplemental Indenture, dated as of January 21, 2025, relating to the 6.200% Notes due 2032, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on January 21, 2025).

(d)(10)	Form of 6.200% Notes due 2032 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on January 21, 2025).
(d)(11)
Fifth Supplemental Indenture, dated as of June 9, 2025, relating to the 5.450% Notes due 2028, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).

(d)(12)	Form of 5.450% Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).
(d)(13)
Sixth Supplemental Indenture, dated as of June 9, 2025, relating to the 5.800% Notes due 2030, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).

(d)(14)	Form of 5.800% Notes due 2030 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).
(d)(15)
Seventh Supplemental Indenture, dated as of September 15, 2025, relating to the 4.580% Notes due 2029, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).

(d)(16)	Form of 4.580% Notes due 2029 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).
(d)(17)
Eighth Supplemental Indenture, dated as of September 15, 2025, relating to the 5.150% Notes due 2031, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).

(d)(18)	Form of 5.150% Notes due 2031 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).
(d)(19)
Ninth Supplemental Indenture, dated as of January 29, 2026, relating to the 5.550% Notes due 2031, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on January 29, 2026).

(d)(20)	Form of 5.550% Notes due 2031 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on January 29, 2026).
(d)(21)
Indenture, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(d)(22)	Form of Class A-1 Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(23)	Form of Class A-2 Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(24)	Form of Class B Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(25)	Form of Subordinated Notes due 2037 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(26)
Indenture and Security Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer, and U.S. Bank Trust Company, National Association, as collateral trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(d)(27)	Form of Class A-1 Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(28)	Form of Class A-2 Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(29)	Form of Class B Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(30)	Form of Subordinated Notes due 2038 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(31)
Indenture and Security Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer, and U.S. Bank Trust Company, National Association, as collateral trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(d)(32)	Form of Class A-1 Senior Floating Rate Notes due 2039 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(d)(33)	Form of Class A-2 Senior Floating Rate Notes due 2039 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(d)(34)	Form of Class B Senior Floating Rate Notes due 2039 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(d)(35)	Form of Class C Senior Floating Rate Notes due 2039 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(d)(36)	Form of Subordinated Notes due 2039 (incorporated by reference to Exhibit 4.6 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).
(e)	Distribution Reinvestment Plan (incorporated by reference to Exhibit (e) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(g)	Fourth Amended and Restated Investment Advisory and Management Agreement (incorporated by reference to Exhibit 10.1 to the Fund’s Quarterly Report on Form 10-Q, filed on May 12, 2026).
(h)(1)
Amended and Restated Intermediary Manager Agreement (incorporated by reference to Exhibit (h)(3) to the Fund’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-286709), filed on December 22, 2025).

(h)(2)
Form of Selected Intermediary Manager Agreement (Included as Exhibit A to the Amended and Restated Intermediary Manager Agreement) (incorporated by reference to Exhibit (h)(4) to the Fund’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-286709), filed on December 22, 2025).

(h)(3)
Amended and Restated Distribution and Shareholder Servicing Plan (incorporated by reference to Exhibit (h)(6) to the Fund’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-286709), filed on December 22, 2025).

(j)(1)	Custody Agreement (incorporated by reference to Exhibit (j)(1) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(j)(2)	Document Custody Agreement (incorporated by reference to Exhibit (j)(2) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(k)(1)	Second Amended and Restated Administration Agreement (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on September 12, 2024).
(k)(2)	Transfer Agency Services Agreement (incorporated by reference to Exhibit (k)(2) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(k)(3)
Expense Support and Conditional Reimbursement Agreement by and among the Fund and Adviser (incorporated by reference to Exhibit (k)(3) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(k)(4)
Form of Indemnification Agreement by and between the Fund and each of its Trustees and certain of its officers (incorporated by reference to Exhibit (k)(4) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(k)(5)
Form of Indemnification Agreement by and between the Fund and members of the Investment Committee of the Adviser (incorporated by reference to Exhibit (k)(5) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(k)(6)
Second Amended and Restated Senior Secured Credit Agreement, dated as of April 15, 2025, by and among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on April 21, 2025).

(k)(7)
Commitment Increase Agreement, dated as of October 25, 2024, among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.7 in the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).

(k)(8)
Loan and Servicing Agreement, dated as of July 26, 2023, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 1, 2023).

(k)(9)
Amendment No. 1 to the Loan and Servicing Agreement, dated as of December 19, 2023, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent and swingline lender, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 22, 2023).

(k)(10)
Amendment No. 2 to the Loan and Servicing Agreement, dated as of February 9, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent and swingline lender, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 13, 2024).

(k)(11)
Amendment No. 3 to the Loan and Servicing Agreement, dated as of February 27, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on March 4, 2024).

(k)(12)
Omnibus Amendment to Transaction Documents, dated as of August 28, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, and Société Générale, as agent and swingline lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 30, 2024).

(k)(13)
Amendment No. 5 to the Loan and Servicing Agreement, dated as of February 21, 2025, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (incorporated by reference to Exhibit 10.21 to the Fund’s Annual Report on Form 10-K, filed on March 10, 2025).

(k)(14)
Amendment No. 6 to the Loan and Servicing Agreement, dated as of August 1, 2025, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, and Société Générale, as agent and swingline lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 6, 2025).

(k)(15)
Amendment No. 7 to the Loan and Servicing Agreement, dated as of December 5, 2025, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, and Société Générale, as agent and swingline lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 8, 2025).

(k)(16)
Amendment No. 8 to Loan and Servicing Agreement, dated as of February 6, 2026, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 11, 2026).

(k)(17)
Credit Agreement, dated as of March 1, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as custodian and document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on March 6, 2024).

(k)(18)
Amendment No. 1 to Credit Agreement, dated as of August 2, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 7, 2024).

(k)(19)
Amendment No. 2 to Credit Agreement, dated as of August 29, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.5 to the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).

(k)(20)
Amendment No. 3 to Credit Agreement, dated as of October 4, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.6 to the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).

(k)(21)
Amendment No. 4 to Credit Agreement, dated as of April 8, 2025, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(22)
Amendment No. 5 to Credit Agreement, dated as of May 21, 2025, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.31 to the Fund’s Annual Report on Form 10-K, filed on March 9, 2026).

(k)(23)
Amendment No. 6 to Credit Agreement, dated as of January 29, 2026, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 4, 2026).

(k)(24)
Contribution Agreement, dated as of July 26, 2023, among Ares Strategic Income Fund, as transferor, and ASIF Funding I, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on August 1, 2023).

(k)(25)
Contribution Agreement, dated as of March 1, 2024, among Ares Strategic Income Fund, as transferor, and ASIF Funding II, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on March 6, 2024).

(k)(26)	Trademark License Agreement (incorporated by reference to Exhibit 10.24 to the Fund’s Annual Report on Form 10-K, filed on March 14, 2024).
(k)(27)
Collateral Administration Agreement, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(28)
Asset Management Agreement, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer and Ares Capital Management LLC, as asset manager (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(29)
Master Purchase and Sale Agreement, dated as of November 14, 2024, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 3 LLC, as buyer (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(30)
Contribution Agreement, dated as of November 14, 2024, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 3 LLC, as transferee (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(31)
Revolving Credit and Security Agreement, dated as of November 26, 2024, among ASIF Funding III, LLC, as borrower, the lenders from time to time party thereto, BNP Paribas, as administrative agent, Ares Strategic Income Fund, as equityholder and servicer, and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 3, 2024).

(k)(32)
First Amendment to the Revolving Credit and Security Agreement and Termination Agreement, dated as of October 21, 2025, among ASIF Funding III, LLC, as borrower, BNP Paribas, as administrative agent and lender, Ares Strategic Income Fund, as equityholder and servicer, and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on October 23, 2025).

(k)(33)
Contribution Agreement, dated as of November 26, 2024, among Ares Strategic Income Fund, as transferor, and ASIF Funding III, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on December 3, 2024).

(k)(34)
Facility Agreement, dated as of December 12, 2024, among Ares Dino TopCo 2 Sarl, as parent, Ares Dino Holdco 2 Sarl, as borrower, Goldman Sachs Bank USA, as arranger, Alter Domus Agency Services (UK) Limited, as facility agent, Alter Domus Trustees (UK) Limited, as security agent and trustee and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.41 to the Fund’s Annual Report on Form 10-K, filed on March 10, 2025).

(k)(35)
Class A-1A Credit Agreement, dated as of April 10, 2025, by and among Ares Direct Lending CLO 5 LLC, as borrower, the lenders party thereto, and U.S. Bank Trust Company, National Association, as loan agent and collateral trustee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(36)
Collateral Administration Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(37)
Asset Management Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer and Ares Capital Management LLC, as asset manager (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(38)
Master Purchase and Sale Agreement, dated as of April 10, 2025, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 5 LLC, as buyer (incorporated by reference to Exhibit 10.5 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(39)
Contribution Agreement, dated as of April 10, 2025, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 5 LLC, as transferee (incorporated by reference to Exhibit 10.6 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(k)(40)
Registration Rights Agreement, dated as of June 9, 2025, relating to the 5.450% Notes due 2028, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.6 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).

(k)(41)
Registration Rights Agreement, dated as of June 9, 2025, relating to the 5.800% Notes due 2030, by and among Ares Strategic Income Fund and BNP Paribas Securities Corp., BofA Securities, Inc., J.P. Morgan Securities LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.7 to the Fund’s Current Report on Form 8-K, filed on June 9, 2025).

(k)(42)
Registration Rights Agreement, dated as of September 15, 2025, relating to the 4.850% Notes due 2029, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.6 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).

(k)(43)
Registration Rights Agreement, dated as of September 15, 2025, relating to the 5.150% Notes due 2031, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.7 to the Fund’s Current Report on Form 8-K, filed on September 15, 2025).

(k)(44)
Registration Rights Agreement, dated as of January 29, 2026, relating to the 5.550% Notes due 2031, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on January 29, 2026).

(k)(45)
Class A-1A Credit Agreement, dated as of December 18, 2025, by and among Ares Direct Lending CLO 8 LLC, as borrower, the lenders party thereto, and U.S. Bank Trust Company, National Association, as loan agent and collateral trustee (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(k)(46)
Collateral Administration Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(k)(47)
Asset Management Agreement, dated as of December 18, 2025, by and between Ares Direct Lending CLO 8 LLC, as issuer and Ares Capital Management LLC, as asset manager (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(k)(48)
Master Purchase and Sale Agreement, dated as of December 18, 2025, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 8 LLC, as buyer (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(k)(49)
Contribution Agreement, dated as of December 18, 2025, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 8 LLC, as transferee (incorporated by reference to Exhibit 10.5 to the Fund’s Current Report on Form 8-K, filed on December 22, 2025).

(l)(1)	Opinion of Richards, Layton & Finger, P.A. (incorporated by reference to Exhibit (l) to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 23, 2025).
(n)(1)	Consent of Independent Registered Public Accounting Firm (incorporated by reference to Exhibit (n)(3) to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 24, 2026).
(n)(2)
Report of Independent Registered Accounting Firm (included in the financial statements in Part A of the Registration Statement (incorporated by reference to Exhibit (n)(2) to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 24, 2026).

(p)(1)	Initial Subscription Agreement (incorporated by reference to the Exhibit (p)(1) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(p)(2)
Form of Public Offering Subscription Agreement (included in the Prospectus as Appendix A) (incorporated by reference to the corresponding exhibit number to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 24, 2026).

(r)(1)
Code of Ethics of Ares Strategic Income Fund (incorporated by reference to the Exhibit (r)(1) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(r)(2)
Code of Ethics of our investment adviser and our intermediary manager (incorporated by reference to the Exhibit (r)(2) to the Fund’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-286709), filed on June 17, 2025).

(s)	Calculation of Filing Fee Table (incorporated by reference to Exhibit (s) to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 23, 2025).
(t)	Power of Attorney (incorporated by reference to the Exhibit (t) to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 23, 2025).
 ________________________________________

*    Filed herewith

Item 26.        Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.        Other Expenses of Issuance and Distribution

Not Applicable.

Item 28.        Persons Controlled By Or Under Common Control

The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

Controlling Entity	Name of entity and place of jurisdiction	Nature of Control
Ares Strategic Income Fund	Ares Dino TopCo 2 Sarl (Luxembourg)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Dino HoldCo 2 Sarl (Luxembourg)	Controlling entity owns 100% of equity of its sole shareholder (Ares Dino TopCo 2 Sarl).
Ares Strategic Income Fund	Ares Direct Lending CLO 3 LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Direct Lending CLO 5 LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Direct Lending CLO 8 LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Strategic Investments Luxembourg Sarl (Luxembourg)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Cayman Holdings Ltd. (Cayman Islands)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Equity I LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Equity II LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF FIN LLC (Delaware)	Controlling entity owns 100% of equity of its sole member and manager (ASIF Holdings Inc.).
Ares Strategic Income Fund	ASIF Funding I, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding II, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding III, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Holdings Inc. (Delaware)	Controlling entity owns 100% of equity.

Item 29.        Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at March 31, 2026.

Title of Class	Number of Record Holders
Class S	10,804
Class D	1,998
Class I	8,606

Item 30.        Indemnification

The information contained under the heading “Description of Our Common Shares.” “Investment Advisory and Management Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has obtained liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office) on a claims-made basis.

Item 31.        Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management LLC, and each managing director, director or executive officer of Ares Capital Management LLC, is or has been, during the past two fiscal years, engaged in for their own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Ares Capital Management LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated herein by reference.

Item 32.     Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)    the Registrant;

(2)     the transfer agent;

(3)    the Custodian;

(4)    our investment adviser; and

(5)    our administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1)      to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)      to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)     to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)      that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)      to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)      that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(5)      that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)      any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)     free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

(iii)    the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(6)      that, for purpose of determining any liability under the Securities Act:

(i)      the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii)     each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and

(7)      to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has caused this Post-Effective Amendment No. 13 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 12th day of May 2026.

ARES STRATEGIC INCOME FUND

By:	/s/ Michael L. Smith
	Name:	Michael L. Smith
	Title:	Co-Chief Executive Officer and Trustee

By:	/s/ Mitchell Goldstein
	Name:	Mitchell Goldstein
	Title:	Co-Chief Executive Officer and Trustee

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 13 to the Registration Statement has been signed by the following persons in the capacity and on the date indicated.

Signature	Title	Date

/s/ Michael L. Smith	Co-Chief Executive Officer and Trustee	May 12, 2026
Michael L. Smith	(Principal Executive Officer)

/s/ Mitchell Goldstein	Co-Chief Executive Officer and Trustee	May 12, 2026
Mitchell Goldstein	(Principal Executive Officer)

/s/ Scott C. Lem	Chief Financial Officer and Treasurer	May 12, 2026
Scott C. Lem	(Principal Financial Officer)

/s/ Paul Cho	Chief Accounting Officer	May 12, 2026
Paul Cho	(Principal Accounting Officer)

*	Trustee	May 12, 2026
Sandra R. Anceleitz

*	Trustee	May 12, 2026
Ann Torre Bates

*	Trustee	May 12, 2026
R. Kipp deVeer

*	Trustee	May 12, 2026
Eric B. Siegel

*	Trustee	May 12, 2026
Steven B. McKeever

*By:	/s/ Scott C. Lem
Scott C. Lem
As Agent or Attorney-in-Fact

May 12, 2026

The original powers of attorney authorizing R. Kipp deVeer, Scott C. Lem, Michael L. Smith, Mitchell Goldstein, Lisa Morgan and Naseem Sagati Aghili to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit hereto.